SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Press Release

2nd Quarter 2004 Results

Contacts	Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of Investor Relations
	Joana Dark Fonseca Serafim	Rafael J. Caron Bósio
	Investor Relations	Investor Relations
	(41) 9913-0006 / 312-6862	(41) 9913-0426 / 312-6862
	jserafim@timsul.com.br	rbosio@timsul.com.br
Website
http://www.timsulri.com.br

TELE CELULAR SUL PARTICIPAÇÕES S.A. ANNOUNCES
ITS CONSOLIDATED RESULTS FOR THE SECOND QUARTER 2004

Curitiba, July 20, 2004 – Tele Celular Sul Participações S.A. (BOVESPA: TCLS3 and TCLS4; and NYSE: TSU), the Holding Company of TIM Sul S.A., a leading provider of cellular telecommunication services in the states of Paraná and Santa Catarina, announces its results for the second quarter 2004 (2Q04). The financial and operational information below, except when otherwise indicated, is presented on a consolidated basis and in Reals - BRL, according to the Brazilian Corporate Law, and the comparisons refer to the second quarter 2003 (2Q03), except when otherwise indicated.

2nd Quarter 2004 Highlights

  Fast Overlay: the GSM coverage matched TDMA in record time

  Continued innovation: the first to provide EDGE – high speed data transmission technology, in our area

  284% increase QoQ in net additions and 34% increase in customer base

  166% growth in VAS (Value-Added Service) revenue;

  39% increase in gross service revenue;

  Further improved solid debt profile;

  Corporate restructuring: The merger of TND into TSU.

“Tele Celular Sul ended the period with equal GSM and TDMA coverage, six months earlier than originally forecasted when the GSM technology was launched in August 2003. One outstanding feature of our GSM network is that it already has the GPRS and EDGE technologies, providing high-speed cell phone data transmission, resulting in a virtual broadband for GSM handsets. The quarter also showed record sales, surpassing even the fourth quarter 2003, when sales surged because of year-end celebrations. As a result, net additions were 225.7 thousand customers, 284% above the second quarter 2003”.

The Management

Highlights

R$ thousand

	2Q04	2Q03	Var.% 2Q04/03	1H04	1H03

Total Gross Revenue	462,325	333,723	38.5%	884,117	651,180

Total Net Revenue	342,001	259,691	31.7%	657,760	506,314
Net Services Revenue	265,176	213,576	24.2%	527,564	436,860
Net Handsets Sales	76,825	46,115	66.6%	130,196	69,454

EBITDA 1	85,394	87,721	-2.7%	193,528	186,873
EBITDA Margin	25.0%	33.8%	-8.8 p.p.	29.4%	36.9%
EBITDA Margin (w/o handset sales)	32.2%	41.1%	-8.9 p.p.	36.7%	42.8%

EBIT 2	23,129	29,309	-21.1%	69,831	69,987

Net Income	18,043	21,566	-16.3%	50,466	50,231
Net Income per 1,000 shares – R$	0.05	0.06	-16.7%	0.14	0.14
Profit per ADR (10,000 shares) – R$	0.50	0.60	-16.7%	1.40	1.40

(1)	operating income before net financial expenses, taxes, excluding depreciation, amortization and interests
(2)	operating income before taxes and interests

Market

Record Gross adds:+109%

Tele Celular Sul closed the second quarter 2004 with 2,417,793 lines, 34% more than in the same period of 2003, of which 1,831,560 were prepaid and 586,233 postpaid customers. The postpaid base grew by 11% when compared to the prior year period. Net additions totaled 225,721 customers, 284% above the 2Q03. These net additions were exclusively GSM lines.

Tele Celular Sul’s region of operations has enjoyed growth in mobile telephone services above the Brazilian average. By quarter end, the estimated total penetration was 30%, over the 20% reported in the 2Q03. The 2Q04 market share was estimated at 51.4%, and the gross adds market share was 46.6%, reaching 50.3% in June, confirming the Company’s leadership in the area.

Accelerated lines growth

GSM Overlay

Double Coverage

In less than one year, Tele Celular Sul has matched the coverage of GSM to the existing TDMA coverage, six months earlier than had been forecasted at the launch of the new technology last August. Currently, the 256 cities covered by TDMA also have GSM coverage and the services are therefore extended to 82% of the area’s population. By quarter end, our network was comprised of 786 Base Transceiver Stations.

First one to offer EDGE

One outstanding feature of the GSM network is that it already has GPRS and EDGE technologies, providing high-speed cell phone data transmission, resulting in virtual broadband for GSM handsets. For the launching of EDGE, the Company is offering a handset at R$ 1,499.00 for postpaid and R$ 1,748.00 for prepaid. Shortly the selection of handsets with this feature will be increased.

The national integration of the GSM network, which is already in place, increases our competitiveness, providing a wide variety of tools that enable us to meet the changing needs of our customers. Undoubtedly, GSM is a competitive advantage for the Company and its customers, as both benefit from the technology.

Operating Revenue

166% growth of VAS revenues

The total gross operating revenue amounted to R$ 462.3 million, 38.5% above the 2Q03. That increment is mainly attributable to the 34% expansion in the customer base, the 86% increase in the handsets revenues and the 166% growth in value-added services revenues (VAS).

The average revenue per user (ARPU) in the quarter was R$ 38.20, as compared to the R$ 39.4 registered in the 2Q03. This decrease is derived mainly from the strong customer base growth, the increase in the proportion of prepaid lines and the effects of Bill & Keep. When compared to R$ 41.4 in the preceding quarter, the decline is additionally related to the seasonal characteristics of the first quarter, a recurring fact over the years.

On July 6, 2003, the Company launched the Código de Seleção de Prestadora (CSP), the Carrier Selection Code, enabling users to choose their long-distance carrier. The choice of the carrier for calls made from a cell phone is part of the requirements of the new system in which the Company has been operating since December 2002, the Personal Communications Service (PCS).

As a result of the new fee structure introduced under PCS, the Long-Distance Services revenue replaces VC2 (calls made by a subscriber in a registration area to another registration area but within the Company’s Region) and VC3 (calls made by a subscriber in a registration area to another registration area, outside the Company’s Region) revenues.

Costs

Costs of Services: - 5.5%

The cost of services for the period – without depreciation and amortization – reached the amount of R$ 47.2 million. The 5.5% decrease when compared to the same period of the previous year stems from the decline in interconnection charges and network maintenance costs.

R$ thousand

	2Q04	2Q03	Var. % 2Q04/03	1H04	1H03

Costs of Services 1	47,270	50,044	-5.5%	97,922	98,308
Costs of handset sales	107,500	56,116	91.6%	176,066	85,597
Total	154,770	106,160	45.8%	273,988	183,905

Note:	(1) Before depreciation and amortization.

R$ thousand
Strong clients growth

The cost of handset sales in the quarter amounted to R$ 107.5 million, higher than the R$ 56.1 million in the 2Q03 because of the greater sales volume. In the quarter, 390.9 thousand handsets were sold, a 128.2% increase over the 171.3 thousand handsets sold in the 2Q03. Of the total handsets sold in the period, 84.2% have GSM technology.

Selling, General and Administrative Expenses

	2Q04	2Q03	Var. % 2Q04/03	1H04	1H03

Sales Expenses 1 and 2	69,794	40,830	70.9%	127,790	81,092
General & Administratve Expenses-G&A 2	22,692	17,409	30.3%	37,748	39,007
Total	92,486	58,239	58.8%	165,538	120,099

Note:	(1) Before bad debt expenses;
(2) Before depreciation and amortization.

Selling expenses – before depreciation, amortization and bad debt – were R$ 69.8 million, 70.9% higher than in the 2Q03. This was the result of gross additions in the period – of 371,523 versus 177,816 in the 2Q03, a 108.9% increase. The growth in gross additions for the period increased mainly because of selling expenses related to commissions, and the FISTEL tax assessed over each new handset activation.

The subscriber acquisition cost (SAC) for the period was R$ 121.98, an increase from the R$ 94.98 reported in the 2Q03. In the quarter, the Company focused its selling efforts on increasing the customer base, considering the Mother’s Day celebrations which are typically seasonal sales boosters. Marketing campaigns included the offer of subsidies and installments in handset sales, in addition to free usage minutes for calls between Company subscribers. Additionally, handset prices were impacted by the exchange rate variation, the average of which surpassed that of the 2Q03.

Subscriber Acquisition Cost – SAC

General and administrative expenses (G&A) - without depreciation and amortization - totaled R$ 22.6 million, versus R$ 17.4 million in the 2Q03. The increase for the quarter stemmed mainly from extraordinary expenses related to the corporate restructuring.

Bad debt expenses were R$ 6.1 million, representing 1.3% of the total gross revenue, compared to 1.9% in the 2Q03. In addition, R$ 8.5 million was included as a provision for amounts receivable from others operators.

EBITDA

In the 2Q04, the EBITDA – earnings before income tax, depreciation and amortization – reached R$ 85.4 million, versus R$ 87.7 million in the 2Q03. The EBITDA margin was 32.2% over the net services revenue, affected mainly by the increase in the costs of handsets and selling expenses resulting from the increase of customer gross additions and the efforts to expand the GSM network in the period.

EBITDA and EBITDA Margin

Depreciation and Amortization expenses, including the amortization of the privatization premium, amounted to R$ 62.3 million, an amount 6.5% above the 2Q03, because of the investments made in the network expansion and technological enhancement during the period.

Depreciation & Amortization

R$ Million

The EBIT – earnings before interest and income tax – totaled R$ 23.1 million, in comparison with R$ 29.3 million in the 2Q03.

Net Income

The consolidated net income was R$ 18.0 million and the profit per lot of 1,000 shares was R$ 0.05 versus R$ 0.06 in the 2Q03.

R$ thousand

	2Q04	2Q03	Var. % 2Q04/03	1H04	1H03

Net Income	18,043	21,566	-16.3%	50,466	50,231
Net Income per 1,000 shares – R$	0.05	0.06	-16.7%	0.14	0.14
Profit per ADR (10,000 shares) – R$	0.50	0.60	-16.7%	1.40	1.40

Indebtedness

By quarter end, the Company had R$ 330.9 million in cash, and the gross indebtedness was R$ 62.3 million.

Low Indebtedness
The net financial revenue for the quarter was R$ 5.6 million, mostly derived from the reduced indebtedness and the interest on cash investments.

Investment and Free Cash Flow

Positive cash flow

Investments in the 2Q04 were R$ 70.1 million, totaling R$ 113.1 million in the first half of the year, basically directed to the GSM implementation. Year to date, the free cash flow resulting from the operation was R$ 11.8 million, of which R$ 5.2 was registered in the 2Q04.

Additional Comments

Corporate Restructuring

On May 31, 2004, the Boards of Directors of Tele Nordeste Celular Participações S.A. (TND) and Tele Celular Sul Participações S.A. (TSU) authorized the execution of the Protocol and Justification of Merger, under which TND will be merged into TSU.

As a consequence of the merger, and after fulfillment of all of the operational and legal conditions, (i) TND will cease to exist and its shareholders will receive shares of TSU stock, and (ii) TIM Nordeste Telecomunicações S.A., currently held by TND, will be held by TSU, together with the current TSU subsidiary, TIM Sul S.A. The merger is basically designed to reduce the administrative costs involved in maintaining two separate company structures, as well as concentrate the liquidity of the shares of TND and TSU stock.

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Attachment I - Operational Highlights

	2Q04	2Q03	Var.% 2Q04/03	1H04	1H03

Total Lines	2,417,793	1,811,681	33.5%	2,417,793	1,811,681
Prepaid	1,831,560	1,285,127	42.5%	1,831,560	1,285,127
Postpaid	586,233	526,554	11.3%	586,233	526,554
Estimated Population in the Region (million)	15.6	15.0	4.0%	15.6	15.0
Municipalities Served	256	255	0.4%	256	255
Estimated Total Penetration	30%	20%	+ 10.0 p.p.	30%	20%
Market Share	51.4%	59.4%	-8.0 p.p.	51.4%	59.4%
Gross Adds Market Share	46.6%	54.6%	-8.0 p.p.	45.5%	54.1%
TOTAL ARPU 1	R$ 38.2	R$ 39.4	-3.1%	R$ 39.5	R$ 41.0
TOTAL MOU	80	92	-12.5%	85	97
SAC	R$ 122	R$ 95	28.4%	R$ 120	R$ 110
Investment (million)	R$ 70	R$ 24	194.7%	R$ 113	R$ 29
Gross Additions	371,523	177,816	108.9%	631,653	301,651
Net Additions	225,721	58,743	284.3%	361,909	88,021
Churn 2	6.4%	6.7%	- 0.3 p.p.	11.7%	12.1%
Points of sale (including own stores)	1.108	845	31.1%	1.108	845
Employees	1.035	972	6.5%	1.035	972

Note:	(1) Average Net Revenue per Customer
(2) Calculated on the Average Customer Base

Attachment II - EBITDA Calculation

R$ million

	2Q04	2Q03	Var. % 2Q04/03	1H04	1H03

Net Service Revenues	265,176	213,576	24.2%	527,564	436,860
Net Operating Sales Revenues	76,825	46,115	66.6%	130,196	69,454

Total Net Revenue	342,001	259,691	31.7%	657,760	506,314

Operating Profit 1	28,700	38,443	-25.3%	83,027	84,960
Defered depreciation / amortization	55,552	51,682	7.5%	110,272	103,444
Amortization of privatization premium	6,713	6,730	-0.3%	13,425	13,443
Financial Revenues	(17,360)	(41,912)	-58.6%	(35,316)	(74,945)
Financial Expenses	11,789	32,778	-64.0%	22,120	59,971

EBITDA	85,394	87,721	-2.7%	193,528	186,873

EBITDA Margin (%)	25.0%	33.8%	- 8.8 p.p.	29.4%	36.9%
EBITDA Margin (%) over net service evenues	32.2%	41.1%	- 8.9 p.p.	36.7%	42.8%

Norte:	(1) Included interests in Blah! equity.

“This press release contains forward-looking statements and estimates. Such expectations are based on a series of assumptions, and subject to the risks and uncertainties inherent to forward-looking projections and/or estimates. The results may differ materially from the expectations expressed in the forward-looking statements or estimates if one or more of the assumptions and expectations prove to be incorrect or are not realized.”

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Balance Sheet as of June 30, 2004 and March 31, 2004
In thousands of reais
(Translation of the original Portuguese)

	Parent Company		Consolidated

Assets	2Q04	1Q04	2Q04	1Q04

Current assets
Banks	136	122	4,883	4,774
Marketable securities	260	3,109	380,104	414,638
Receivables			264,375	241,820
Inventories			24,985	20,216
Prepaid Expenses			14,361	21,894
Advance to Supliers			1,140	1,134
Dividends		18,704
Recoverable taxes	73	533	18,309	15,823
Deferred taxes	3,607	3,572	60,403	57,250
Interest over shareholders' capital receivable		11,405
Other	739	542	1,149	1,014

	4,815	37,987	769,709	778,563

Non current assets
Subsidiaries
Recoverable taxes			11,799	7,951
Deferred taxes	1,639	1,444	118,041	126,389
Judicial deposits	10		17,576	15,034
Cash Investments			8,145
Other			296	285

	1,649	1,444	155,857	149,659

Permanent assets
Investments	983,932	965,384	10,680	11,075
Property, plant and equipment	57	61	688,733	669,758
Deferred charges			25,710	30,240

	983,989	965,445	725,123	711,073

T o t a l	990,453	1.004,876	1.650,689	1.639,295

The complete financial statements and notes thereto are available at http://www.timsulri.com.br

TELE CELULAR SUL PARTICIPAÇÕES S.A.
Balance Sheet as of June 31, 2004 and March 31, 2004
In thousands of reais
(Translation of the original in Portuguese)

	Parent Company		Consolidated

	2Q04	1Q04	2Q04	1Q04

Liabilities and stockholders' equity
Current liabilities
Suppliers	2,089	51	218,423	179,784
Debt - current portion			31,983	32,003
Usage License			17,633	17,241
Passes to other carriers			28,571	24,487
Deferred revenues			7,320	8,906
Salaries, charges and social benefits	637	511	12,724	9,945
Taxes, charges and contributions	65	3	69,060	71,136
Accounts payable to relate companies	1,523	260
Interest on shareholders' equity payable	1,712	28,301	3,476	16,037
Dividends payable	2,135	12,072	2,332	32,723
Other	20	20	349	273

	8,181	41,218	391,871	392,535

Noncurrent liabilities

Debt			30,282	35,146
Taxes and contributions payable			42,490	50,127
Provision for pension plan	3,733	3,733	3,733	3,733
Provision for Contingencies	1,087	516	14,446	13,252

	4,820	4,249	90,951	102,258

Minority interest
			190,415	185,093

Shareholders' equity
Paid-up capital	456,266	369,163	456,266	369,163
Capital reserves	121,463	148,565	121,463	148,565
Revenue reserves	319,422	379,423	319,422	379,423
Legal Reserve	29,835	29,835	29,835	29,835
Retained earnings	50,466	32,423	50,466	32,423

	977,452	959,409	977,452	959,409

T o t a l	990,453	1.004,876	1.650,689	1.639,295

The complete financial statements and notes thereto are available at http://www.timsulri.com.br

TELE CELULAR SUL PARTICIPAÇÕES S.A.
Income Statement
Quarters ended June 31
In thousands of reais
(Translation of the original in Portuguese)

	Parent Company				Consolidated

	2Q04	1H04	2Q03	1H03	2Q04	1H04	2Q03	1H03

Gross Revenues					462,325	884,117	333,723	651,180
Deductions from gross revenues					(120,324)	(226,357)	(74,032)	(144,866)

Net Revenues					342,001	657,760	259,691	506,314
Cost of goods sold and services rendered					(199,582)	(362,730)	(147,838)	(267,664)

Gross profit					142,419	295,030	111,853	238,650

Operating revenues (expenses)
Selling					(87,040)	(162,397)	(49,437)	(98,675)
General and administrative	(279)	(364)	(2,027)	(4,256)	(30,803)	(54,081)	(24,281)	(51,180)
Equity interest in income of subsidiary Co	20,000	52,992	27,713	61,118			(2,302)	(3,090)
Other operating income (expense), net	(837)	(1,640)	(210)	(926)	(1,447)	(8,181)	(8,827)	(18,809)

	18,884	50,988	25,476	55,936	(119,290)	(225,199)	(84,847)	(171,754)

Operating profit before financial results	18,884	50,988	25,476	55,936	23,129	69,831	27,006	66,896
Financing revenues (expenses)
Financial income	233	683	1,059	1,988	17,360	35,316	41,912	74,945
Financial expenses	(276)	(498)	(433)	(627)	(11,789)	(22,120)	(32,778)	(59,971)

	(43)	185	626	1,361	5,571	13,196	9,134	14,974

Operating profit	18,841	51,173	26,102	57,297	28,700	83,027	36,140	81,870
Non-operating income (expenses), net	(1.055)	(1.055)			(614)	(591)	19	150

Income before taxes and profit sharing	17,786	50,118	26,102	57,297	28,086	82,436	36,159	82,020
Income tax and social contribution	257	348	(5)	(7)	(5,777)	(20,124)	(7,975)	(17,040)
Minority interest					(4,266)	(11,846)	(6,618)	(14,749)

Net income for the year	18,043	50,466	21,566	50,231	18,043	50,466	21,566	50,231

Net income per thousands shares (R$)	0,05	0,14	0,06	0,14	0,05	0,14	0,06	0,14

The complete financial statements and notes thereto are available at http://www.timsulri.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: July 20, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer